SCHNEIDER WEINBERGER & BEILLY LLP
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Suite 210
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telephone (561) 362-9595
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March 9, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Heather Clark, Division of Corporate Finance
Jean Yu
Linda Cvrkel, Branch Chief

Re:	China Armco Metals, Inc.
Form 10-K for the year ended December 31, 2009 Filed March 31,2010
Form 10-Q for the quarter ended March 31, 2010 Filed May 17, 2010
Form 10-Q for the quarter ended June 30, 2010 Filed August 16, 2010
Form 10-Q for the quarter ended September 30, 2010 Filed November 15, 2010
File No. 001-34631

Ladies and Gentlemen:

China Armco Metals, Inc. (the “Company”) is in receipt of the staff’s comment letter dated February 24, 2011. Following are the Company’s responses to the staff’s comments contained in such letter.

Annual Report on Form 10-K for the year ended December 31. 2009

Item 9A Controls and Procedures, page 31

1.
We note that you conducted substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

RESPONSE: The Company’s internal audit function and its assessment of financial reporting risk is based on the internal audit plan developed by Accretive Solutions, a full service consulting firm with expertise in accounting and regulatory compliance.  Accretive Solutions was engaged by the Company to evaluate its internal control environment and to develop an internal audit plan that was intended to meet the requirements of Rule 13a-15 and Rule 15d-15 under the Securities Exchange Act of 1934.  The scope of the engagement included a risk assessment, documentation of process-level and entity-level controls, internal control testing and evaluation of deficiencies.  Accretive Solutions performed the internal control testing for the 2008 fiscal year.  For fiscal 2009, a cross functional, cross divisional team of Company employees adopted the framework established by Accretive Solutions for internal control testing and performed the tests of the Company’s internal controls.  This internal control testing by the Company’s employees was supplemented by additional review by personnel from CDI Shanghai Management, Ltd., the Shanghai, China based subsidiary of China Direct Investments, Inc. (“China Direct”), a consultant to the Company.  The results of this testing were then communicated to the Company’s senior management.  The Company’s Chief Executive Officer and Chief Financial Officer relied on this process in evaluating the effectiveness of the Company’s internal control over financial reporting for the year ended December 31, 2009.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S.GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversion and disclosures.

RESPONSE: The Company’s China operations maintain their books and records in accordance with the accounting principles and the relevant financial regulations applicable to enterprises established in the People’s Republic of China (“PRC GAAP”).  For each reporting period, the Company’s China-based accounting staff, with the assistance of the accounting staff of China Direct, makes the necessary adjustments in order to convert its books and records to U.S. GAAP for SEC reporting purposes.  These adjustments, consisting primarily of converting the financial records from what is effectively a tax or cash basis to an accrual basis, are reviewed by China Direct and the Company’s independent registered public accounting firm, Li & Company, PC.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role the person takes in preparing your financial statements and evaluating the effectiveness of your internal control,
•	what relevant education and ongoing training the person has had relating to U.S. GAAP,
•	the nature of his or her contractual or other relationship to you,
•	whether the person holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant, and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

RESPONSE:  The people who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of internal controls, all of whom are employees of the Company, are as follows:

•
The Chief Financial Officer, who has served in this role since 2008, and is responsible for overseeing all of the Company’s accounting, financial reporting and internal control functions. From 2005 through 2008 he served as the accounting manager of the Company’s Armco & Metawise and Henan Armco subsidiaries.  From 1996 to 2005 the Company’s CFO worked in the accounting department of Zhengzhou Forging Co., Ltd.  The Company’s CFO obtained a bachelors degree in accounting from Zhengzhou University in 1996.

•
The Chief Accountant, who has served in this role since 2009, and obtained a bachelors degree in accounting from the Henan Institute of Finance in 2005. The Chief Accountant supervises the accounting, financial reporting and internal control functions.  Prior to joining the Company, the Chief Accountant spent eleven years as the financial manager of another Chinese industrial company.

•
The Henan Armco Finance Manager is responsible for the accounting and internal control functions for the Company’s Henan Armco subsidiary.  This individual served as an accountant for this subsidiary from 2003 to 2010 prior to being named Finance Manager, and studied accounting at Henan Taxation Advanced Vocational College from 1999 to 2001.  Prior to joining the Company, this individual was responsible for financial accounting and reporting at another Chinese industrial company from 2001 to 2003.

•
The Armet Finance Manager has been responsible for the accounting and internal control functions for the Company’s Armet subsidiary since 2007, and obtained an associates degree in accounting from Suzhou University in 1996.

The above-mentioned individuals supervise an additional seven accounting staff members who are responsible for recording the Company’s business and financial transactions in the Company’s accounting records and ensure that all disbursements are properly authorized, as well as performing other tasks normally associated with accounting and financial controls.

The Company utilized the services of China Direct to oversee the adjustments required to convert its financial statements from PRC GAAP to U.S. GAAP.  In addition, the Company’s Chinese accounting staff relied on the framework, methodology and procedures established by Accretive Solutions, as well as guidance and assistance provided by professionals from China Direct, in evaluating the effectiveness of internal control over financial reporting.

If you retained an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization,
•	the qualifications of their employees who perform the services for your company,
•	how and why they are qualified to prepare your financial statements or evaluate internal control over your financial reporting,
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE: The Company engaged China Direct to perform various accounting and other corporate management services.  China Direct, a consulting company which provides a suite of consulting services to U.S. public companies that operate primarily in China, is not an accounting firm.  China Direct’s address is 431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441.  China Direct employs a staff of accountants, most of whom are bilingual and capable of translating financial statements and schedules from Chinese to English, as well as reviewing detailed trial balances and other financial information to ascertain whether U.S. GAAP has been properly applied.  In addition, at least two of the accountants employed by China Direct during 2009 and 2010 were certified public accountants.

China Direct spent approximately 900 hours performing accounting and internal control evaluation services for the Company in 2010.  For the Company’s most recent fiscal year-end, these services were included as part of the consulting agreement entered into with China Direct covering the period from January 1, 2010 through December 31, 2010.  The fees paid by the Company to China Direct under this agreement, which also provided for, among other things, identifying sources of financing, advice on capitalization matters, investor relations and assistance with the management of other professional services and relationships, amounted to 80,000 shares of the Company’s common stock.  For accounting purposes, the Company valued these shares at approximately $350,000.

If you retain individuals who are not your employees and are not employed by an accounting firm or similar organization to prepare your financial statements or evaluate your internal over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting,
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE: The Company did not retain individuals who were not its employees or were not employed by an accounting firm or similar organization to prepare its financial statements or evaluate its internal control during the years ended December 31, 2010 and 2009.

Do you have an audit committee financial expert?

We noted that you have identified William Thompson as your audit committee financial expert in your proxy statements filed on Schedule 14A on April 30, 2010. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

RESPONSE: Through Mr. Thomson’s experience as a chief financial officer, audit committee membership in a number of public companies and as an auditor for Peat Marwick Mitchell & Co. (n/k/a/ KPMG) he has acquired an understanding of U.S. GAAP and internal control over financial reporting that the Company believes meets the standards of an “audit committee financial expert." The details of Mr. Thomson's experience are summarized below:

Public Company Board of Director Experience:

Company Name (Stock Exchange/Symbol)	Committees Served On	Time Period Served
China Armco Metals, Inc. (Nyse AMEX: CNAM)	Audit Committee Chair	2009 to present
China Automotive Systems, Inc. (NASDAQ:CAAS)	Audit Committee Chair	2005 to 2010
Score Media, Inc. (TSC:SCR.TO)	Audit Committee Chair	2004 to present
Asia Bio-Chem Group Co. (TSC:GCA.P)	Audit Committee Chair	2008 to present
Chile Mining Technologies, Inc. (TSX: LVEN.OB)	Audit Committee Chair	2010 to present
Industrial Minerals, Inc. (TSXV: ISDM)	Chairman	2007 to 2009
JITE Technologies, Inc. (TSXV: JITE)	Audit Committee Chair	2006 to 2007
Maxus Technology Corporation (MXUS)	Chairman	2004 to 2008
Asia Media Group Corp. (TSXV)	Chairman	1986 to 1990
Med-Emerg International, Inc. (NASDAQ: MEI]	Chairman	1998 to 2004
Trilogy Resources, Ltd. (TSXV)	Director	1985 to1989
Open EC Technologies (OCE.CN)	Director	2005 to 2010
Jamestown Resources, Inc. (TSXV)	Director	1983 to 1985

Chief Financial Officer Experience:

As a chief financial officer and vice president of finance at the following companies, Mr. Thomson was responsible for the preparation of financial statements, among other duties:

Company Name	Position	Time Period
Gage Educational Publishing Ltd.	Chief Financial Officer	1971 to 1973
Bendinat Inc. (Spain)	Chief Financial Officer	1985 to 1988
Upper Lakes Shipping Ltd.	Chief Financial Officer	1973 to 1981
Clairtone Sound Corp. Ltd.	Vice President - Finance	1968 to 1970

Auditing Experience:

As a supervising auditor for Peat Marwick Mitchell & Co. (n/k/a KPMG) a public accounting firm from 1961 to 1966, Mr. Thomson was responsible for the audits of a variety of Canadian public companies.

 Education:

Name of University or Other Training	Dates of Attendance From -- To	Area of Study	Degree Received

Dalhousie University, Halifax, NS	1959 – 1961	Commerce	Bachelor of Commerce
Institute of Chartered Accountants of Nova Scotia, 1410 -1719 Barrington St., Halifax NS.	1961 – 1963	Accounting	Chartered Accountant

Quarterly Report on Form 10-Q for the quarter ended March 31, 2010

Financial Statements, page 1
Consolidated Statements of Cash Flows, page 5

2.
Please amend the company’s Form 10-Q to include the final consolidated statement of cash flow as indicated in the company’s response to comment 11 as soon as practical after all comments have been cleared.

RESPONSE: The Company will file the amended Form 10-Q to include the final consolidated statement of cash flows as indicated in the Company’s response to comment 11 after all of the staff’s comments have been cleared.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

Notes to the Consolidated Financial Statements, page 5
Note 2 – Summary of Significant Accounting Policies, page 6
Property, Plants and Equipments, page8

3.
We note from the table included in your response to prior comment 13 that construction in progress comprises approximately $21.2 million of total property, plant and equipment property of $33.1 at September 30, 2010. Furthermore, we note that construction in progress has increased $2.2 million from approximately $19 million at December 31, 2009. In this regard, it is unclear to us why the construction in progress balance has not decreased but rather increased given that your scrap metal recycling facility in the Banqiao Industrial Zone of Lianyungang Economic Development Zone in the Jiangsu province of the PRC became operational in the second quarter of 2010. Please advise and revise your disclosures within MD&A in future filings to discuss the reasons for the change or lack thereof. As part of your response and revised disclosures, discuss the expected completion of the recycling in addition to when the majority of assets included in the construction in progress balance will be reclassified to other property, plant and equipment assets and subject to depreciation. We may have further comments upon receipt of your response.

RESPONSE: The increase in the construction in progress balance was due to additional purchases of machinery and equipment in fiscal 2010 related to the recycling facility.  While the Company engaged in limited test production at its recycling facility in June 2010, this facility did not become fully operational and commence operations until the latter half of September 2010.  The Company reclassified substantially all of the construction in progress into machinery, equipment, buildings and leasehold improvements in October 2010. The Company deemed the depreciation expense related to these assets pertaining to September 2010 to be immaterial for the three and nine months ended September 30, 2010.

Note 7 – Stockholders’ Equity, page 22
Issuance of common stock for services, page 22

4.
We note from the company’s response to prior comment 17 that the average daily closing price of the company’s common stock was used to value the common stock issued for consulting expense to China Direct at each interim reporting date. In this regard, please tell us why you believe it was appropriate to record an average of such values rather than using the fair value of the company’s stock at each interim reporting date. Refer to ASC 505-50-55-32 and advise.

RESPONSE: The Company will value those shares using the fair value of the company’s stock at each reporting date pursuant to ASC 505-50-55-32 on a retrospective basis in the consolidated financial statements for the year ended December 31, 2010 to be included in its Annual Report on Form 10-K. The difference of the fair value using the average daily closing price of the company’s common stock and the company’s stock at the interim reporting date for the interim periods ended March 31, 2010, June 30, 2010 and September 30, 2010 were immaterial.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2010

Results of Operations, page 31
Total Operating Expenses, page 32

5.
We note in the last sentence of the second paragraph on page 32 that you refer to selling commissions in your commodities trading business; however, we were unable to find any discussion of your commodities trading business in your most recent Form 10-Q or Form 10-K for the year ended December 31, 2009. In this regard, please describe for us in detail the nature of your commodities trading business as well as the nature and type of transactions related to your commodities trading business that resulted in the recognition of selling commission. We may have further comment upon receipt of your response.

RESPONSE: The citation of the commodities trading business on page 32 was intended to reference the Company’s core metal ore distribution business, as described in the Overview section of the MD&A.  The Company is not engaged in commodities trading, and will revise the language in its future filings as appropriate.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Kexuan Yao, CEO
Li & Company, PC